UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

______________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

LINGO MEDIA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

March 31, 2004 and 2003

INDEX

Consolidated Interim Balance Sheets

Consolidated Interim Statement of Deficit

Consolidated Interim Statements of Operations

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

LINGO MEDIA INC.

CONSOLIDATED INTERIM BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	March 31,2004	December 31,2003
ASSETS	(Restated)

Current assets:
Cash	$ 148,083	$ 232,502
Accounts receivable, net (note 3)	444,350	528,092
Loan receivable	17,315	17,315
Prepaid expenses and other	16,667	16,667
Inventory on hand	28,552	29,109
	654,967	823,685

Property and equipment, net	39,594	41,848
Development costs, net	770,851	706,672
Acquired publishing content, net	176,675	194,343
Software development costs, net	20,697	31,046

	1,662,784	1,797,594

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable	$ 107,183	$ 145,197
Accrued Liabilities	37,798	32,048
Unearned revenue	79,038	-
	224,019	177,245

Shareholders’ Equity:
Capital Stock (note 4)
Authorized Unlimited common shares and preferred
Shares with no par value.
Issued 23,912,273 common shares
(December 31,2003: 23,544,607)	3,353,953	3,341,875
Deferred stock-based compensation	(15,333)	(23,000)
Deficit	(1,899,855)	(1,698,526)
	1,438,765	1,620,349

	$ 1,662,784	$ 1,797,594

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended March 31
	2004	2003
	(Restated)	(Restated)

Deficit, beginning of period	$ (1,698,526)	$ (1,441,444)

Net loss for the period	(201,329)	(256,000)

Deficit, end of period	$ (1,899,855)	$ (1,697,444)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended March 31
	2004	2003
	(Restated)	(Restated)

Revenue	$ 7,624	$ 6,424
Cost of sales	3,396	6,621
Margin	4,228	(197)

Expenses
General and administrative	133,743	169,396
Earnings (loss) before interest, taxes and amortization	(129,515)	(169,593)

Interest on long term debt	-	3,597
Amortization	71,814	82,810
Loss before income taxes	(201,329)	(256,000)

Income taxes	-	-
Loss for the period	$ (201,329)	$ (256,000)

Loss per share	$ (0.00)	$ (0.01)

Weighted average number of common shares outstanding	21,547,159	17,874,958

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended March 31
	2004	2003

Cash flows provided by (used in):

OPERATIONS:
Net loss for the period	$ (201,329)	$ (256,000)

Items not affecting Cash:
Amortization of capital assets	2,294	1,343
Amortization of development costs	33,838	45,118
Amortization of acquired publishing content	17,667	17,667
Amortization of software development costs	10,349	10,349
Amortization of deferred stock-based compensation	7,667	8,333

Change in non-cash balances related to operations:
Accounts receivable	83,741	270,250
Prepaid expenses and other	-	(53,186)
Inventory on hand	557	3,693
Accounts payable	(38,014)	(30,796)
Accrued liabilities	79,038	5,376
	1,557	22,147

FINANCING:
Issuance of capital stock	59,767	15,000
Share issue costs	(47,689)	-
Increase (decrease) in long-term debt	-	78,122
	12,078	93,122

INVESTING:
Purchase of property and equipment	-	(1,000)
Development costs	(98,055)	(15,942)
	(98,055)	(16,942)

Net change in Cash	(84,419)	98,327

Cash – Beginning of period	232,502	79,871

Cash – End of period	$ 148,083	$ 178,198

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA INC.

Notes to Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

Lingo Media Inc. (the “Company”) develops, publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore markets in China and educational school market in Canada.

1.

Significant accounting policies

The disclosures contained in these audited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2004 and 2003.

2.

Correction to the application of Accounting Principles

These statements have been amended to correct the prior unaudited interim financial statements ended March 31, 2004 and 2003 that were issued in order to reflect the change in application of accounting policy for revenue recognition for the interim periods.

The effect of these changes on March 31, 2004 interim financial statements are as follows:

Previously reported

Restated

March 31, 2004

Change

March 31, 2004

Balance Sheet

Accounts receivable

$   532,389

$   (167,077)

$    365,312

Accounts payable

132,244

(25,061)

107,183

Unearned revenue

-

79,038

79,038

Deficit

(1,757,840)

(142,015)

(1,899,855)

Income Statement

Revenue

203,035

(195,411)

7,624

Cost of sales

28,457

(25,061)

3,396

Income Taxes

28,335

(28,335)

-

Net Income

(59,314)

(142,015)

(201,329)

3.

Accounts Receivable

The components of account receivables at the following dates are as follows:

March 2004	December 2003

Trade Receivables	$ 389,252	$ 334,760
Grant Receivables	55,098	193,332

$ 444,350	$ 528,092

4.

Capital Stock:

Common Shares
Number	Amounts

Balance, December 31, 2003:	23,544,607	$ 3,341,875
Stock option exercised (i)	377,666	59,766
Share issue costs		(47,689)

Balance, March 31, 2004	23,912,273	$ 3,353,953

(i)

During March 2004, 100,000 and 50,000 stock options were exercised for $0.20 and $0.10 respectively, by a director of the Company.

5.

Stock Options:

On March 31, 2004, the Company had 1,915,840 (March 31,2003 – 2,343,340) outstanding options to purchase the common shares of the Company.

6.

Segment information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops. Publishes, distributes and licenses book, audio/video cassettes, CD-based product and supplemental product for English language learning for the educational school and retail bookstore market in China and for educational school market in Canada.

The Company’s revenue by geographic region based on the region in which the customer is located as follows:

March 2004	December 2003

	(Restated)	(Restated)

Canada	$ 7,624	$ 6,424
China	-	-

$ 7,624	$ 6,424

Substantially all of the Company’s identifiable assets as March 31, 2004 and December 31, 2003 were located in Canada.

7.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all materials aspects, with accounting principles generally accepted in the US.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Statements of Operations:

Loss for the Period:	March 31, 2004	March 31, 2003

	(Restated)	(Restated)

Loss for the period, based on Canadian GAAP	$ (201,329)	$ (256,000)
Development costs	-	-
Amortization of development costs	33,838	45,118
Amortization of software development costs	10,349	10,349
Compensation expense	-	(16,630)
Share issue costs (d)	(47,689)	-

Loss for the period – US GAAP	$ (204,831)	$ (217,163)

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

Shareholders’ Equity	March 31, 2004	March 31, 2003

	(Restated)	(Restated)

Shareholders’ equity based on Canadian GAAP	$ 1,438,765	$ 1,620,349
Development costs (a)	(548,278)	(581,794)
Software development costs (b)	(20,697)	(31,046)
Compensation expense (c)	(243,250)	(243,250)

Shareholders’ Equity – US GAAP	$ 626,240	$ 764,259

Under US GAAP, the amounts shown on the consolidated balance sheets for development costs and software development would be $222,753 (December 2003: 124,698) and nil (2002:nil) for March 2004 respectively.

(a)

Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years. Under US GAAP, Incremental costs related to development and pre-operating plan of new business are expensed as incurred but the incremental costs incurred for established businesses are capitalized and amortized over on a straight like basis over periods up to five years.

(b)

Software development costs:

Under US GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under US and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognizes a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants. In respect to options issued before January 1, 2002 but vesting in year 2002 and thereafter the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)

Share issue costs:

The Company incurred costs in 2003 and prior years to file registration statement with Securities and Exchange Commission in order to interlist for trading in United States. In accordance with US GAAP these costs are expensed as incurred but charged against share capital under Canadian GAAP. There is no effect on shareholder equity in 2003 as funds expensed in 2003 have already been charged to shareholder equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

March 24, 2005